Northern Dynasty: Pebble Partnership Retains Lead Regulatory Consultant
to Initiate Project Permitting

March 8, 2017 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that its 100%-owned subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has selected HDR Alaska, Inc. (“HDR”) to serve as lead regulatory and permitting consultant for the Pebble Project, with the goal of preparing necessary documentation to initiate federal and state permitting under the Clean Water Act (CWA) and National Environmental Policy Act by the end of the year, in anticipation of a successful outcome of the Company’s multi-dimensional strategy to address the US Environmental Protection Agency’s (“EPA”) pre-emptive regulatory action under Section 404(c) of the Clean Water Act.

HDR has provided environmental and technical consulting services to Northern Dynasty and the Pebble Partnership since 2004, with a specific focus on wetlands, water, aquatic habitat and fish studies as presented in the $150 million, 27,000-page Pebble Environmental Baseline Document published in 2012. In its current role, HDR will continue to undertake select environmental baseline field studies and analyses at Pebble, but will also provide strategic regulatory guidance to the Pebble Partnership as it finalizes the engineering design, environmental planning and documentation required to file a CWA 404 permit application with the US Army Corps of Engineers.

“HDR is one of the many respected Alaska-based consulting firms that have provided professional services to the Pebble Project for well over a decade, so they’re already intimately familiar with the unique challenges and opportunities presented by our project,” said Tom Collier, CEO of the Pebble Partnership. “As a firm, HDR not only has an enviable track record for helping permit some of Alaska’s most prominent mines, energy and infrastructure development projects, their senior personnel are also former federal and state regulators, with a deep understanding of regulatory processes and requirements for permitting success in Alaska and the United States.” While HDR will play a leading role on the team PLP is assembling to permit the Pebble Project, the Pebble Partnership intends to retain additional engineering, environmental and regulatory consultants and experts to support the project’s 2017 work program and NEPA permitting requirements over the next several years.

“We expect to be making further announcements in the weeks and months ahead about our 2017 field program and the work required to prepare the project to initiate permitting,” Collier said. “We’re very pleased the project is moving forward, and that we’re in a position to begin to re-hire local residents and Alaska firms that have contributed so much to Pebble’s advancements in years past.”

About HDR Inc.
HDR Inc. is a global leader in consulting based in Omaha, NE, with 10,000 professionals in more than 225 offices around the world specializing in engineering, architecture, environmental and construction services. For the past 37 years, the staff of HDR Alaska has provided engineering and environmental services to help Alaska-based clients successfully conceive, design, permit and build resource development and infrastructure projects.

About Northern Dynasty Minerals Ltd.
Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Canadian Media Contact:	US Media Contact:
Ian Hamilton	Dan Gagnier
DFH Public Affairs	Gagnier Communications
(416) 206-0118 x.222	(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.